KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

August 13, 2014

Mr. Jeff Long

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.20549

Re:   ACAP Strategic Fund (the “Fund”)

        (File No. 811- 22312)

Dear Mr. Long:

Set forth below is the Fund’s response to the comment received from you in connection with the Fund’s Form N-2 filing on January 23, 2014. For your convenience, your comment is italicized and presented in summary form below, and the comment is followed by our response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the N-2 filing.

1.	Revise fee table so that actual Incentive Fees paid for the most recent fiscal year are shown and so that “Total Annual Expenses” include the actual Incentive Fee paid.

The Fund is updating its Prospectus to address the comment. We note though our view that the existing disclosure is appropriate, as Instruction 7.A. to the fee table of Form N-2 states: “In the case of a performance fee arrangement, assume the base fee.” In our case, the base fee would be zero because the performance of the Fund may go up, down or remain flat. If performance remains flat, the performance fee paid would be zero. Further, in the “Summary of Fund Expenses” section, the existing Prospectus provided investors with specific disclosure concerning the actual performance fees paid for the fiscal period September 30, 2012 – September 30, 2013 in footnote 2 to the fee table (which prominently footnoted the Incentive Fee line in the fee table). That disclosure clearly stated: “For the most recent fiscal period, the Fund paid $37,119,421 in Incentive Fees (or 3.26% of the Fund’s net assets as of the fiscal year end).” Additionally, the

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Securities and Exchange Commission

August 13, 2014

actual Incentive Fee (ratio to net assets) was disclosed in the financial highlights table of the Fund, also included in the Prospectus. The existing disclosure provides further clarity in that the bottom line of the fee table contained prominent disclosure that “Total Annual Expenses” excludes the actual Incentive Fee paid. As mentioned, however, we have updated the fee table in the Prospectus per your comment.

In addition to the above, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that this response fully address your comment. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen